Independent Auditors' Consent



The Board of Directors
Transport Corporation of America, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-90896,333-934 and 33-96576) on Form S-8 of Transport Corporation of America, Inc. of our reports dated February 7, 1997 relating to the balance sheets of Transport Corporation of America, Inc. as of December 31, 1996 and 1995 and the related statements of earnings, changes in stockholders' equity and cash flows and the related financial statement schedule for each of the years in the three-year period ended December 31, 1996, which reports appear in the December 31, 1996 annual report on Form 10-K of Transport Corporation of America, Inc.


                                             KPMG Peat Marwick LLP



Minneapolis, Minnesota
March 28, 1997